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SEC FILE NUMBER
8- 49568

15048482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
RECEIVED
MAR 0 2 2015
Wash., DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
LoCorr Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 School Avenue, Fourth Floor
(No. and Street)

Excelsior	Minnesota	55331
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon C Essen — (952) 767-6903
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon C Essen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LoCorr Distributors, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

DARIK R HOFF
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2017

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOCORR DISTRIBUTORS, LLC
Financial Statements
and
Supplemental Schedules Pursuant to SEC Rule 17a-5

December 31, 2014

LoCorr Distributors, LLC
TABLE OF CONTENTS
December 31, 2014

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

101 PARK AVENUE NEW YORK, NY 10178
(212) 251-3309

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
LoCorr Distributors, LLC

We have audited the accompanying financial statements of LoCorr Distributors, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of LoCorr Distributors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

Abington, Pennsylvania
February 26, 2015

LoCorr Distributors, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	457,793
Accounts receivable		205,180
Due from related entity		106,444
Furniture and equipment - at cost $15,144 less accumulated depreciation of $8,509		6,635
Software development costs		24,100
Prepaid expenses		42,652
Total assets	$	842,804
Liabilities and Member's Equity		
Liabilities		
Commissions payable	$	295,230
Accounts payable and accrued expenses		29,519
Total liabilities		324,749
Member's equity		518,055
Total liabilities and member's equity	$	842,804

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Income
For the Year Ended December 31, 2014

Revenue	
Commissions	$ 3,466,681
Total revenue	3,466,681
Expenses	
Salaries, commissions and benefits	2,436,582
Marketing and promotional expenses	175,321
Rent and occupancy costs	100,350
Regulatory costs	33,800
Other expenses	1,162,032
Total expenses	3,908,085
Net loss	$ (441,404)

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

	Units		Member's Equity
Balances at January 1, 2014	200	$	1,559,459
Net loss			(441,404)
Distribution to parent			(600,000)
Balances at December 31, 2014	200	$	518,055

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC

Statement of Changes in Liabilites Subordinated to Claims of General Creditors

For the Year Ended December 31, 2014

Subordinated borrowings at January 1, 2014	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2014	$	-

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(441,404)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,585
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable		174,982
Due from related entity		566,284
Construction in process		(24,100)
Prepaid expenses		1,564
Increase (decrease) in liabilities:		
Commissions payable		114,421
Accounts payable and accrued expenses		(26,481)
Net cash provided by operating activities		370,851
Cash flows from financing activities:		
Distribution to parent		(600,000)
Net cash used in financing activities		(600,000)
Net increase in cash		(229,149)
Cash at beginning of year		686,942
Cash at end of year	$	457,793
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

LoCorr Distributors, LLC ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (NFA). The Company is incorporated under the laws of the state of Minnesota and is a wholly-owned subsidiary of Octavus Group, LLC (Parent) and acts as a wholesaler of alternative investments. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Cash and Cash Equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds.

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded as earned.

Income taxes – No provision for income taxes is presented in these financial statements as income or loss from operations is includable in the member's income tax return.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management of the Company to analyze all open tax years, fiscal years 2011-2014, as defined by IRS statute of limitations for all major industries, including federal tax authorities and certain state tax authorities. As of and during the period ended December 31, 2014, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

Property and Equipment – Property and equipment consists of office furniture and equipment and is recorded at cost and reduced by accumulated depreciation. Depreciation is calculated using the straight-line method over five years, the estimated useful life of the assets. Depreciation expense for the year ended December 31, 2014 was $5,585.

2. Summary of Significant Accounting Policies (Continued)

Off balance sheet loss and credit risk – the Company had no transactions involving derivatives and other off balance sheet financial instruments such as futures, exchange trades, over the counter options or mortgage backed securities and no off-balance sheet credit risk at December 31, 2014.

Accounts Receivables and Credit Policies – The receivable balance represents amounts due for monthly and quarterly fees from clients. Accounts receivable are stated at the amount billed. Management individually reviews all receivable balances estimates an allowance if necessary. In the opinion of management at December 31, 2014, all receivables were considered collectible and no allowance was necessary.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events, through February 26, 2014, the date at which the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of section (k)(1) of SEC Rule 15c3-3.

4. Net Capital Requirements

Pursuant to the net capital provisions of the SEC and NFA, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014 the Company had net capital and capital requirements of $392,045 which was $347,045 in excess of its required net capital of $45,000. The Company's net capital ratio was 0.83 to 1.

5. Operating Lease

The Company operates in office space leased by its Parent under a lease that expires October 31, 2017. The Company's rent expense for the year ending December 31, 2014 was $100,350. Minimum future rentals under this lease are as follows at December 31, 2014:

2015: $105,400
2016: $110,952
2017: $ 94,760

6. Related Party Transactions

The Company's Parent entity, through its wholly-owned subsidiary LoCorr Fund Management, LLC ("LFM"), a registered investment advisor, provides advisory services to LoCorr Investment Trust. LFM also has a minority investment in LoCorr Investment Trust for the year ended December 31, 2014. The Company shares services with a related party and invoices the related party for the shared cost. The Company believes that the shared services invoices of $106,444 at December 31, 2014 are fully collectible.

7. Concentrations

The Company earned approximately 57% of its commission income and had 34% of its accounts receivables from LoCorr Investment Trust and LoCorr Fund Management for the year ended and as of December 31, 2014. The Company also earned 40% of its commission income and had 36% of its accounts receivables from another client for the year ended and as of December 31, 2014.

LoCorr Distributors, LLC

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2014 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total member's equity	$	518,055
Deduct member's equity not allowable for Net Capital:		-
Total member's equity qualified for Net Capital		518,055
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		23,314
Due from related entity		31,785
Furniture and equipment		28,259
Prepaid expenses		42,652
Total non-allowable assets		126,010
Net Capital	$	392,045
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Commissions payable	$	295,230
Accounts payable and accrued expenses		29,519
Total aggregate indebtedness	$	324,749
Percentage of aggregate indebtedness to Net Capital		83%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

LoCorr Distributors, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $324,749)	$	21,650
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	45,000
Net Capital requirement	$	45,000
Excess Net Capital	$	347,045
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	338,045

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

LoCorr Distributors, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

101 PARK AVENUE NEW YORK, NY 10178
(212) 251-3309

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
LoCorr Distributors, LLC

We have reviewed management's statement, included in the accompanying Exemption Report in which LoCorr Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3;-(1) (the "exemption provisions") and the Company stated that the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville + Company

Abington, Pennsylvania
February 26, 2015

Exemption report:

In accordance with the FINRA membership agreement applicable to LoCorr Distributors, LLC ("LoCorr"), it, is designated to operate under the exemptive provision of paragraph (k)(2)(i). LoCorr does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of LoCorr it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014 without exception.

Jon C Essen, Chief Operating Officer

LOCORR DISTRIBUTORS, LLC
SIPC Agreed Upon Procedures
December 31, 2014

LoCorr Distributors, LLC
TABLE OF CONTENTS
December 31, 2014

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 49568

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
LoCorr Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 School Avenue, Fourth Floor
(No. and Street)

Excelsior	Minnesota	55331
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon C Essen — (952) 767-6903 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon C Essen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LoCorr Distributors, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Compliance Officer
Title

DARIK R HOFF
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2017

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

101 PARK AVENUE NEW YORK, NY 10178
(212) 251-3309

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENTS AND PAYMENTS (SIPC-7)

To the Board of Directors of
LoCorr Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014 which were agreed to by LoCorr Distributors, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the period from January 1, 2014 to December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company

Abington, Pennsylvania
February 26, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2620**********************MIXED AADC 220
049568 FINRA DEC
LOCORR DISTRIBUTORS LLC
261 SCHOOL AVE 4TH FL
EXCELSIOR MN 55331-1932

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 272

B. Less payment made with SIPC-6 filed (exclude interest) (136)

JULY 30TH, 2014
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 136

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 136

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 136

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LoCorr Distributors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

COO / CCO
(Title)

Dated the 6th day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,466,681
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,357,682
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 108,999
2e. General Assessment @ .0025	$ 272 (to page 1, line 2.A.)